Exhibit 33

THIRD AMENDMENT TO IMPERIAL SUGAR COMPANY

LONG TERM INCENTIVE PLAN

(As Amended and Restated, Effective January 10, 2003)

Pursuant to the terms and provisions of Article Twelve of the Imperial Sugar Company Long-Term Incentive Plan as Amended and Restated, Effective January 10, 2003 (the “Plan”), Imperial Sugar Company (the “Company”) hereby adopts the following Third Amendment to the Plan. All terms not otherwise defined herein shall have the meaning ascribed to such terms in the Plan.

W I T N E S S E T H:

WHEREAS, on December 5, 2007, the Executive Compensation Committee of the Board of Directors (“Board”) recommended that the Board approve and submit to the shareholders for approval an amendment to the Plan to increase the number of shares of Common Stock of the Company available for issuance to certain key employees or Non-employee directors under the Plan by 250,000 shares (“Proposed Amendment”) and the Board approved the Proposed Amendment and submitted the Proposed Amendment to the shareholders of the Company for approval;

WHEREAS, the shareholders approved the Proposed Amendment on January 29, 2008, the date of the Annual Meeting of Shareholders;

NOW, THEREFORE, at the direction of the Board and shareholders of the Company, the Plan is hereby amended as follows:

Sections 1.1 and 4.1 of the Plan are hereby amended in their entirety by substituting the following therefore:

Section 1.1 Plan. This Imperial Sugar Company Long Term Incentive Plan (“Plan”) was adopted by Imperial Sugar Company (the “Company”) in accordance with and subject to the terms and conditions of the Company’s Second Amended and Restated Joint Plan of Reorganization (the “Plan of Reorganization”) in Case No. 01-00140-01-00176 before the United States Bankruptcy Court for the District of Delaware to reward certain key employees, who provide services to or for the Company or its Subsidiaries and Nonemployee Directors of the Company. Thereafter, on January 10, 2003, the Executive Compensation Committee of the Board of Directors of the Company approved a proposed amendment of the Plan to increase the number of shares of Common Stock of the Company available for issuance to certain key employees and Nonemployee Directors under the Plan by 450,000 shares, subject to shareholder approval. The Company’s shareholders approved such increase in the aggregate number of shares of Common Stock of the Company available for issuance under the Plan at the Company’s Annual Meeting of Shareholders held on February 28, 2003. On December 6, 2004, the Executive Compensation Committee of the Board of Directors of the Company approved a proposed amendment of the Plan to increase the number of shares of Common Stock of the Company available for issuance to certain key employees and Nonemployee Directors under the Plan by 600,000 shares, subject to shareholder approval. The Company’s shareholders approved such increase in the aggregate number of shares of Common Stock of the Company available for issuance under the Plan at the Company’s Annual Meeting of Shareholders held on February 1, 2005. On December 5, 2007, the Executive Compensation Committee of the Board of Directors of the Company approved a proposed amendment of the Plan to increase the number of shares of Common Stock of the Company available for issuance to certain key employees and Nonemployee Directors under the Plan by 250,000 shares, subject to shareholder approval. The Company’s shareholders approved such increase in the aggregate number of shares of Common Stock of the Company available for issuance under the Plan at the Company’s Annual Meeting of Shareholders held on January 29, 2008.

Section 4.1 Maximum Number of Shares Available for Awards. Subject to the provisions of Article Fifteen, there shall be available for Awards under this Plan granted wholly or partly in Common Stock (including rights or options that may be exercised for or settled in Common Stock) an aggregate of 2,534,568 shares of Common Stock. The number of shares of Common Stock that are the subject of Awards under this Plan, if forfeited or terminated, unexercised upon expiration, are settled in cash in lieu of Common Stock or in a manner such that all or some of the shares covered by an Award are not issued to a Participant, or if exchanged for Awards that do not involve Common Stock, shall again immediately become available for Awards hereunder. The Committee may from time to time adopt and observe such procedures concerning the counting of shares against the Plan maximum as it may deem appropriate. The Board and the appropriate officers of the Company shall from time to time take whatever actions are necessary to file any required documents with governmental authorities, stock exchanges and transaction reporting systems to ensure that shares of Common Stock are available for issuance pursuant to Awards.

Each amendment made by this Third Amendment to the Plan has been effected in conformity with the provisions of the Plan. Except as expressly amended by the terms of this Third Amendment, the Plan as in existence prior to the effectiveness of this Third Amendment shall remain in full force and effect.

Date: January 29, 2008

IMPERIAL SUGAR COMPANY

/s/ John C. Sheptor
John C. Sheptor, President and Chief Executive Officer